UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41203

Screaming Eagle Acquisition Corp.

(Exact name of registrant as specified in its charter)

995 Fifth Avenue

New York, New York 10075

(310) 209-7280

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

Effective as of May 13, 2024, Screaming Eagle Acquisition Corp. (“SEAC”) consummated the previously announced business combination (the “Business Combination”) with SEAC II Corp., a Cayman Islands exempted company and a formerly wholly-owned subsidiary of SEAC (“New SEAC”), and Lions Gate Entertainment Corp., a British Columbia company (“Lions Gate Parent”), LG Sirius Holdings ULC, a British Columbia unlimited liability company and a wholly-owned subsidiary of Lions Gate Parent (“Studio HoldCo”), LG Orion Holdings ULC, a British Columbia unlimited liability company (“StudioCo”), SEAC MergerCo, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of New SEAC (“MergerCo”), and 1455941 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of SEAC (“New BC Sub”). As part of the Business Combination transactions, (i) SEAC merged with and into MergerCo (the “Merger”) with MergerCo surviving the Merger (the surviving entity, “SEAC Merger Surviving Company”), (ii) SEAC Merger Surviving Company and New SEAC each transferred by way of continuation from Cayman Islands to British Columbia and converted to a British Columbia unlimited liability company and a British Columbia company, respectively, (iii) SEAC Merger Surviving Company and New BC Sub amalgamated and formed one corporate entity (“MergerCo Amalco”), (iv) New SEAC and MergerCo Amalco amalgamated and formed one corporate entity (“SEAC Amalco”) and (v) MergerCo Amalco and SEAC Amalco amalgamated (the “StudioCo Amalgamation”) and formed Lionsgate Studios Corp. As a result of, and as of the effective time of the Merger, the separate corporate existence of SEAC ceased and, upon the effective time of the StudioCo Amalgamation, Lionsgate Studios Corp. (also referred to herein as “LG Studios” or “Pubco”) became the successor in interest to SEAC. This Form 15 relates solely to the reporting obligations of SEAC under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Pubco as its successor by amalgamation under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lionsgate Studios Corp. (as successor by amalgamation to Screaming Eagle Acquisition Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIONSGATE STUDIOS CORP. (as successor by amalgamation to Screaming Eagle Acquisition Corp.)

Date: May 24, 2024	By:	/s/ James W. Barge
	Name:	James W. Barge
	Title:	Chief Financial Officer